SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Sale of Interest in Gasmig

Rio de Janeiro, July 18th, 2014 – Petróleo Brasileiro S.A. – Petrobras announces that its Board of Directors has approved the sale of its 40% interest in Gasmig to Cemig - Companhia Energética de Minas Gerais - for R$ 600 million.

Gasmig is the sole distributor of piped natural gas in the state of Minas Gerais and is responsible for the distribution of 4.1 million m³/day of natural gas through a network of gas pipelines that stretches for more than 850 km.

Besides the natural expansion of the existing distribution network emphasizing residential and commercial consumers, the Gasmig Business Plan provides for the construction of a distribution gas pipeline of approximately 500 km to Uberaba. This pipeline is designed to supply western and mid-western Minas Gerais and deliver 1.25 million m³/day for the future Petrobras fertilizer plant to be located in that municipality, as stablished in the agreement signed between Petrobras, Cemig and Gasmig on May 3rd, 2014 and in the contract for natural gas distribution service.

Petrobras is the supplier of the natural gas sold by Gasmig through long-term contracts. This transaction will not affect such contracts.

Cemig, current controller of Gasmig with 59.6% of the shares, is an integrated company that provides electricity generation, transmission, distribution and sale, besides other activities such as natural gas distribution and telecommunication services.

The finalization of the transaction is subject to certain conditions precedent, including approval by the Brazilian Antitrust Authority (CADE) and the state government agency.

This transaction is part of the Petrobras Gas and Energy portfolio restructuring process as outlined in the 2014-2018 Business and Management Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 18, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.